Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

North American Palladium Ltd. (the “Company”)
Suite 2350, Royal Bank Plaza, South Tower
200 Bay Street
Toronto, Ontario
M5J 2J2

Item 2	Date of Material Change

April 11, 2014

Item 3	News Release

News releases with respect to the material change referred to in this report were issued by the Company on April 17, 2014 and April 11, 2014 through the facilities of Marketwired and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the amended term sheet used in connection with marketing the Offering (as defined below) was also filed on SEDAR on April 8, 2014.

Item 4	Summary of Material Change

On April 17, 2014, the Company announced the completion of the second tranche (the “Second Tranche”) of its previously announced public offering of 7.5% convertible unsecured subordinated debentures and associated warrants (the “Offering”).

Item 5	Full Description of Material Change

On April 17, 2014 the Company announced that it had completed the Second Tranche of the Offering for a total issuance of $35 million aggregate principal amount of 7.5% convertible unsecured subordinated debentures (“Debentures”) including approximately 18.9 million common share purchase warrants (“Warrants”). The Second Tranche of the Offering was completed with an initial issuance of $30 million aggregate principal amount of Debentures and Warrants on April 11, 2014, and a subsequent issuance of $5 million aggregate principal amount of Debentures and Warrants on April 17, 2014, for aggregate gross proceeds of $35 million.

The conversion price of the Second Tranche Debentures is $0.4629, subject to adjustment in certain circumstances. The exercise price of the Second Tranche Warrants will be $0.5786, subject to adjustment in certain circumstances. Disinterested shareholder approval for the Second Tranche Offering was obtained at the Company’s Special Meeting of Shareholders held on March 28, 2014. As a result of the Second Tranche Offering, the exercise price of the warrants issued in the first tranche of the Offering (the “First Tranche Warrants”) has been adjusted to $0.5786 pursuant to the “full-ratchet” anti-dilution provisions in the First Tranche Warrants.

The Second Tranche Debentures will mature on April 11, 2019, unless redeemed or converted earlier, or unless extended, and will bear interest at an annual rate of 7.5%, subject to adjustment in certain circumstances, payable semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2014.

Holders may convert their Second Tranche Debentures into common shares (“Common Shares”) of the Company at any time at a conversion rate of approximately 2,160 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain circumstances. Holders converting their Second Tranche Debentures will receive all accrued and unpaid interest, as well as a “Make-Whole Amount” (as defined below).

At the Company’s option, interest and Make-Whole Amounts can be paid in Common Shares. The number of Common Shares issuable in respect of accrued and unpaid interest is determined by dividing the aggregate amount of accrued and unpaid interest by an interest conversion price, being the 5-day VWAP of the Common Shares on the Toronto Stock Exchange (the “TSX”) ending two trading days preceding such interest payment date.

The number of Common Shares issuable in respect of the “Make-Whole Amount” is equal to the amount of unaccrued and unpaid interest that would have been paid with respect to the applicable conversion amount being so converted for the period commencing on the applicable conversion date for such conversion and ending on the maturity date of the Second Tranche Debentures, subject to adjustment if the applicable Make-Whole VWAP (as defined below) exceeds the conversion price in effect as of such date of determination. “Make-Whole VWAP” means, with respect to the determination of the applicable Make-Whole Amount, the 5-day VWAP of the Common Shares on the TSX ending two trading days preceding such date of determination.

Forward-Looking Information

Certain information contained in this material change report constitutes 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words 'will', 'expect', 'would', 'could', 'estimate' and similar expressions identify forward-looking statements. By their nature, such statements are subject to significant risks and uncertainties, which include, but are not limited to, regulatory and government decisions and economic conditions. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8	Executive Officer

Tess Lofsky
Vice President, General Counsel & Corporate Secretary
(416) 360-8782

Item 9	Date of Report

April 21, 2014